09040679

[...]TES
[...]GE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC Mail Processing Section

APR - 9 2009

Washington, DC 110

SEC FILE NUMBER
8- 45570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 AND ENDING December 31, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nexcore Capital, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10509 Vista Sorrento Parkway #300
(No. and Street)

San Diego, CA 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay S. Potter 858-658-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza Berger Company LLP
(Name – *if individual, state last, first, middle name*)

9838 Research Drive, Irvine, CA 92618
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Jay S. Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nexcore Capital, Inc, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARIOLA MEDUNIC
COMM. #1689034
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Commission Expires
AUGUST 20, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X Independent Auditor's Report on Internal Control Structure

X Independent Auditor's Report

X Statement of Cash Flow

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6 ______________________ Signature of Document Signer No 1 ______________________ Signature of Document Signer No. 2 (if any)

State of California

County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me on this 7th (Date) day of APRIL (Month), 2009 (Year), by

(1) JAY S. POTTER (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2)______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______________________ Signature of Notary Public

MARIOLA MEDUNIC
COMM. #1689034
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Commission Expires
AUGUST 20, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

NEXCORE CAPITAL, INC.

REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2008

TABLE OF CONTENTS

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Nexcore Capital, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Nexcore Capital, Inc. (the Company), as of December 31, 2008 and the related statements of operations, stockholders' equity and cash flows for the year the ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nexcore Capital, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but its supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
March 16, 2009
(except for Note 9, as to
which the date is April 3, 2009)

Main Office
9838 Research Drive • Irvine, CA 92618
949.387.9850 • Fax 949.387.9652

500 Citadel Drive, Suite 210 • Los Angeles, CA 90040
323.890.8180 • Fax 323.890.1077

NEXCORE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	48,145
Commissions receivable		15,142
Advance to employees		500
Prepaid expenses		9,819
Total assets	$	73,606

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	12,492
Commission payable		4,848
Due to clearing organization		4,969
Accrued payroll and related expenses		7,795
Total liabilities		30,104
Stockholders' equity		
Common stock no par value; 10,000 shares authorized, issued and outstanding		27,750
Additional paid in capital		99,200
Accumulated deficit		(83,448)
Total stockholders' equity		43,502
Total liabilities and stockholders' equity	$	73,606

The accompanying notes are an integral part of these financial statements.

NEXCORE CAPITAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	
Commission revenues	$ 898,538
Due diligence	214,376
Financial advisory and consulting fees	78,500
Trade ticket and desk charges	6,270
Other income	163,514
Total revenues	1,361,198
Cost of revenues	
Commission expense	393,481
Payroll, benefits and related expenses	114,627
Financial advisory fees	29,600
Clearing costs	22,840
Total cost of revenues	560,548
Gross margin	800,650
General and administrative expenses	
Accounting & administrative fees	301,967
Management fees	208,000
Compliance fees	110,000
Professional Fees	54,959
Rent	36,000
Telephone and utilities	27,890
Computer expenses	16,100
Registration fees	14,865
Equipment rental & maintenance	14,450
Other general and administrative expenses	50,009
Total general and administrative expenses	834,240
Other income and (expense)	
Interest and dividend income	121
Realized gain on marketable securities	404
Total other income and (expense)	525
Loss before provision (benefit) for income taxes	(33,065)
Provision (benefit) for income taxes	(2,006)
Net loss	$ (31,059)

The accompanying notes are an integral part of these financial statements.

NEXCORE CAPITAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2008	$ 27,750	$ 99,200	$ (52,389)	$ 74,561
Net loss	-	-	(31,059)	(31,059)
Balance at December 31, 2008	$ 27,750	$ 99,200	$ (83,448)	$ 43,502

The accompanying notes are an integral part of these financial statements.

NEXCORE CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities	$	(31,059)
Net loss		
Adjustments to reconcile net loss to net cash used in operating activities:		
Realized (gain) on marketable securities		(404)
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets:		
Commissions receivable		49,612
Advance to employees		327
Prepaid expenses and deposits		387
Deposits with clearing organizations		8,563
Increase (decrease) in operating liabilities:		
Accounts payable		(12,871)
Commissions payable		(15,112)
Due to clearing organization		4,954
Accrued payroll and related expenses		4,981
Deferred income taxes		(3,706)
Cash provided by operating activities		5,672
Cash flows from investing activities		
Proceeds from sale of marketable securities		35,000
Purchases of marketable securities		(34,587)
Cash provided by investing activities		413
Net increase in cash		6,085
Cash, beginning of year		42,060
Cash, end of year	$	48,145

The accompanying notes are an integral part of these financial statements.

NEXCORE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

1. NATURE OF ORGANIZATION AND BUSINESS OPERATIONS

Nexcore Capital, Inc. (the Company) was incorporated on July 19, 1989 to engage in general securities brokerage and as a dealer in direct participation of private placements. The Company became effective with the National Association of Securities Dealers (NASD) on February 2, 1994. On September 30, 1996, the Company's controlling interest was purchased and its corporate name changed from Metropol, Inc. to Nexcore Capital, Inc. In 2007, the NASD was replaced by the Financial Industry Regulatory Authority (FINRA) as the Company's regulatory agency.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition due diligence and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is determinable and collectibility is reasonably assured.

Financial Advisory Income

Financial and investment advisory fees are recognized as earned per the term of the contract.

Cash Equivalents

The Company considers all cash amounts due from depository institutions, interest-bearing deposits in banks and money markets accounts, with original maturities of less than three months and that are not held for sale in the ordinary course of business, to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes under SFAS 109, "*Accounting for Income Taxes*" (SFAS 109). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* (SFAS 141(R)), which replaces SFAS 141, *Business Combinations*, requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This Statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values. SFAS 141(R) makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this Statement. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This statement will be effective for the Company on January 1, 2009. The Company expects SFAS 141(R) will have an impact on our accounting for future business combinations once adopted, but the effect is dependent upon the acquisitions that are made in the future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (continued)

In March 2008, the FASB issued SFAS No. 161 (SFAS 161), *Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133 (SFAS 133).* This statement is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The provisions of SFAS 161 are effective for fiscal years beginning after November 15, 2008. This statement is effective for the Company on January 1, 2009. Early adoption of this provision is prohibited. The Company does not expect this statement to have a material impact on its financial statements.

In May, 2008, FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This statement was effective for the Company on November 15, 2008 and did not have a material impact on its financial statements.

In October 2008, the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. As it relates to the Company's financial assets and liabilities recognized or disclosed at fair value in its financial statements on a recurring basis (at least annually), the adoption of FSP 157-3 did not have a material impact on the Company's financial statements.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $18,041 which was $13,041 in excess of its required capital of $5,000 for 2008. The Company's net capital ratio at December 31, 2008 was 1.67 to 1.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements

On January 1, 2008, the Company adopted SFAS No. 157 (SFAS 157), *Fair Value Measurements.* SFAS 157 relates to financial assets and financial liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, *Effective Date of FASB Statement No. 157,* which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year-end entities.

SFAS 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (GAAP), and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source in GAAP for the definition of fair value, except for the fair value of leased property as defined in SFAS 13. SFAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions, about market participant assumptions, that are developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 are described below:

4. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Fair Value Measurements (continued)

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Inputs that are both significant to the fair value measurement and unobservable. These inputs rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level	Fair Value	Carrying Amount
Assets			
Cash and cash equivalents	2	$ 48,145	$ 48,145
Commissions receivable	3	15,142	15,142
Advances to employees	3	500	500
Prepaid expenses	3	9,819	9,819
Liabilities			
Accounts payable	3	12,492	12,492
Commission payable	3	4,848	4,848
Due to clearing organization	2	4,969	4,969
Accrued expenses	3	7,795	7,795

4. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Fair Value Option

On January 1, 2008, the Company adopted SFAS No. 159 (SFAS 159), *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS 159 provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The adoption of SFAS 159 did not have a material impact on the Company's financial statements as the Company did not elect the fair value option for any of its financial assets or liabilities.

5. RELATED PARTY TRANSACTIONS

Payments for accounting and administrative, management, compliance, rent and certain other overhead expenses were made by a related entity with similar stockholders and/or directors, Integra Management, Inc. a California corporation (Integra). Pursuant to the management agreement, the Company made payments to Integra to reimburse them for the various expenses. For the year ended December 31, 2008, these expenses totaled $791,247 and have been included in general and administrative expenses within the Company's statement of operations, accordingly.

Commissions, due diligence fees, financial advisory fees and underwriting fees received from various related entities with similar stockholders and/or directors during the year ended December 31, 2008 were as follows:

	Amount
Sterling Energy Resources, Inc.	$ 237,250
Voice Vision, Inc.	8,580
GreenCore Fund	105,000
Total	$ 350,830

6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. COMMITMENTS AND CONTINGENCIES

FINRA has been reviewing certain compliance issues relating to the Company's business. There is likely to be a monetary settlement paid by the Company to FINRA; however, the review is still ongoing and the amount of the settlement cannot be determined as of the audit date. Management does not believe that this settlement will have any material adverse effect on the Company. Legal fees incurred during the year ended December 31, 2008 related to this matter totaled $11,370.

The Company is subject to other legal proceedings and claims which have arisen in the ordinary course of its business and have not reached final adjudication. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company's management, based upon the information available at this time and after consultation with outside legal counsel, that the currently expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on its business, financial condition, results of operations or cash flows.

8. PROVISION (BENEFIT) FOR INCOME TAXES

The provision (benefit) for income taxes for the year ended December 31, 2008 consisted of the following:

	Federal	State	Total
Current	$ ---	$ 800	$ 800
Deferred	(2,216)	(590)	(2,806)
Provision (benefit) for income taxes	$ (2,216)	$ 210	$ (2,006)

8. PROVISION (BENEFIT) FOR INCOME TAXES (Continued)

At December 31, 2008 the Company had federal and state net operating loss carry forwards of approximately $63,000 which can be used to offset future federal income taxes. The federal and state net operating loss carry forwards expire at various dates through 2028. Deferred tax assets resulting from the net operating losses are reduced by a valuation allowance, when, in the opinion of management, utilization is not reasonably assured. Therefore, a 100% valuation allowance in the amount of ($63,000) has been established as management believes it is more likely than not that the deferred tax assets will not be realized.

The Company's valuation allowance increased by approximately $12,000 during the year ended December 31, 2008.

9. SUBSEQUENT EVENT

In December 2008, the Financial Industry Regulatory Authority (FINRA) issued a complaint and took regulatory action regarding the Company's compliance with certain SEC and National Association of Securities Dealers (NASD) rules. As a result, the Company signed an Acceptance, Waiver and Consent (AWC) of FINRA's findings and paid $8,750 in fines. Accordingly, this amount has been included in the caption other general and administrative expenses within the Company's statement of operations for the year ended December 31, 2008.

Subsequently, in January 2009, FINRA and the Company entered into a promissory note, whereas the Company agreed to pay an additional $26,250 in fines for the Company's non-compliance with the required ability to perform daily periodic net capital computations, the required archiving of Company and customer e-mail and instant message communications, and the procedural requirements related to the holding of customer securities. Pursuant to the promissory note, the Company will make twenty-four (24) monthly installments of $1,167, including interest at the rate of 6.25% per annum, which began in February 2009 and is expected to be paid in full in January 2011.

SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17a-5:

NEXCORE CAPITAL, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL		
Total stockholders' equity	$	43,502
Less: Non-allowable assets		
Prepaid expenses		9,819
Advances to employees		500
Commissions receivable		15,142
Total adjustments	$	25,461
Net capital	$	18,041
AGGREGATE INDEBTEDNESS		
Items included in balance sheet		
Accounts payable	$	12,492
Due to clearing organization		4,969
Payroll taxes payable		245
Accrued payroll		7,550
Commissions payable		4,848
Total aggregate indebtedness	$	30,104
Aggregate indebtedness to net capital		1.67 to 1.00

See Independent Auditors' Report.

NEXCORE CAPITAL, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Net capital	$	18,041
Minimum net capital required 6 2/3 % of aggregate indebtedness		2,008
Minimum dollar net capital required		5,000
Net capital required (greater of above minimums)		5,000
Net capital in excess of minimum requirements	$	13,041

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of Form X-17A-5 as of December 31, 2007)
Net capital, as reported in Company's Part II (Unaudited)

FOCUS reports	$	11,312
Audit adjustments		6,729
Net capital per above	$	18,041

See Independent Auditors' Report.

NEXCORE CAPITAL, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2008

Nexcore Capital, Inc. relies on Section K(2)(ii) of Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

MENDOZA
BERGER
COMPANY, L.L.P.

Certified Public Accountants

Board of Directors and Stockholders
Nexcore Capital, Inc.
San Diego, California

In planning and performing our audit of the financial statements of Nexcore Capital, Inc., Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Main Office
9838 Research Drive • Irvine, CA 92618
949.387.9850 • Fax 949.387.9652

500 Citadel Drive, Suite 210 • Los Angeles, CA 90040
323.890.8180 • Fax 323.890.1077

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Nexcore Capital, Inc. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated March 16, 2009.

We noted that the Company's accounting system was not able to generate daily financial reports to allow management to perform daily periodic net capital computations in order to accurately determine the Company's compliance with SEC Rule 15c3-1. Management has subsequently taken corrective action to resolve this weakness by converting to a new accounting system that enables the Company to make accurate daily net capital computations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. In this regard, we identified a material weakness in the Company's practices and procedures, as described in the preceding paragraph, and how that weakness has been corrected to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
March 16, 2009